UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 12b-25
SEC File Number: 0-21513
                                                                                                                                                                                                CUSIP Number:  233377407

NOTIFICATION OF LATE FILING

(Check One):    (x) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  ( ) Form 10-Q  ( ) Form N-SAR  ( ) Form N-CSR

For Period Ended:  December 31, 2014

( )           Transition Report on Form 10-K
( )           Transition Report on Form 20-F
( )           Transition Report on Form 11-K
( )           Transition Report on Form 10-Q
( )           Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 – REGISTRANT INFORMATION

DXP Enterprises, Inc.
Full Name of Registrant

N.A.
Former Name if Applicable

7272 Pinemont Drive
Address of Principal Executive Office (Street and Number)

Houston, TX 77040
City, State and Zip Code

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(X)	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-SR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DXP Enterprises, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) by the prescribed due date, without unreasonable effort or expense.  The Form 10-K could not be filed by the prescribed due date because the Company needs additional time to complete its financial statements due to its recently completed goodwill impairment assessment.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
    Mac McConnell                                             713                                  996-4897
(Name)                                                         (Area Code)                           (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    Yes (x)    No ( )

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes (x)    No ( )

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently expects that the results of operations to be include in the Form 10-K will reflect significant changes in operations from the prior year consistent with the comparative results of operations disclosed in the Company’s earnings press release (the “Press Release”) included in its Current Report on Form 8-K furnished with the Securities and Exchange commission on March 2, 2015.  The Company currently anticipates that its financial statements to be included in its form 10-K will report results of operations for the quarter and fiscal year ended December 31, 2014 materially consistent with the results of operations reported in the Press Release, which describes a $117.6 million goodwill impairment charge taken in the fourth quarter of 2015.  The Press Release is incorporated herein by reference.

          DXP ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 3, 2015                                                                    By:    /s/Mac McConnell
Mac McConnell
Senior Vice President & CFO